January 22, 2007
VIA EDGAR AND FACSIMILE
Ms. Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Cerner Corporation
Form 10-K for Fiscal Year Ended December 31, 2005
Filed March 16, 2006
Form 8-K Filed on February 2, 2006
Form 8-K Filed on April 30, 2006
File No. 000-15386
Dear Ms. Collins:
          Thank you for your time to participate on a teleconference with us on January 17, 2007. We found the discussion very helpful in clarifying the additional information requested by the Staff of the Securities and Exchange Commission.
          On behalf of Cerner Corporation (the “Company”), set forth below are the responses to the previous comment letter dated December 21, 2006, as well as the additional requests you raised on our teleconference.
Your comment from your letter dated December 21, 2006 is as follows:
1.	We note your responses to prior comments numbers 1 and 8 relating to your SAB 99 analysis of uncorrected misstatements. We note that in your responses and prior responses that the Company has been unable to conclude whether certain uncorrected misstatements are quantitatively material. It appears from your responses and related attachments (A through C) that certain uncorrected misstatements, either individually, or in the aggregate, are clearly quantitatively material. Explain why the Company can not conclude whether the impact of uncorrected misstatements on quarterly and annual financial statements are not quantitatively material. Further, explain how you considered the impact of uncorrected misstatements on your quarterly financial statements and provide us with your SAB 99 analysis that supports the Company’s conclusions regarding the materiality of these misstatements.
Company Response: As previously discussed, our objective in assessing the uncorrected misstatements was to determine if they were material, both individually and in the aggregate, to the quarterly and annual consolidated financial statements taken as a whole. In doing so, we considered the definition of materiality in the context of whether the judgment of a reasonable

Ms. Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission
November 24, 2006

person relying upon our report would have been changed or influenced by the recording of the misstatements. Our analysis considered both the quantitative as well as the qualitative aspects of the differences, which we believe is consistent with what is prescribed by SAB 99. We did not attempt to conclude on the quantitative or qualitative aspects of the differences in isolation, but rather considered the mix of information in reaching our conclusion. Based on our consideration of all quantitative and qualitative factors, we reached a conclusion that the uncorrected misstatements, both individually and in the aggregate, were not material to our consolidated financial statements taken as a whole. As a result, we do not believe that the uncorrected misstatements are therefore either quantitatively or qualitatively material, notwithstanding the fact that certain errors were large from a dollar standpoint. We also have updated our SAB 99 memo to further reflect information from our discussion on the January 17, 2007 teleconference.
As clarified on our teleconference with you, it is not necessary for us to submit a quarterly SAB 99 analysis at this time.
Staff Request for Other Clarifying Information:
On our teleconference, the Staff requested the following clarifying information. Below are those items with the Company’s response (in bold) to each item.
1.	Information (period and amount) clarifying approximately when the error related to the vacation accrual occurred. The out-of-period accrued vacation adjustment of $3.3 million recorded in the third quarter of 2004 would have affected the following periods, if properly recorded: 2003 pre-tax earnings would have increased by $0.2 million, and pre-tax earnings would have decreased by $0.6 million in 2002, $1.0 million in 2001 and $1.9 million in 2000. We have determined that these uncorrected misstatements are immaterial to each of these periods.

2.	Information to clarify what impact, if any, the unrecorded software amortization adjustments had on bonuses paid to management. This information has been added to our SAB 99 memo contained in Attachment A.

3.	Clarification of communications with the audit committee with respect to unrecorded adjustments for 2003 through 2005, and specifically with respect to the unrecorded amounts related to the software amortization policy difference that were not included on the audit difference listing for 2003 and 2004. This information has been added to our SAB 99 memo contained in Attachment A. The Company’s software amortization policy was discussed with the Audit Committee in 2003 and 2004, however, the specific amount of the software amortization adjustment for those years was not included on the audit difference summary. We would like to clarify that our external auditors, KPMG LLP, considered the materiality and consistency of our amortization policy in their 2003 and 2004 audits even though the differences were not included on the audit difference listing. KPMG policy required engagement teams to include all non-GAAP policy differences above the audit difference posting threshold on the audit difference listing in 2005, whereas this was not required prior to 2005 provided the engagement teams assessed the consistency of the policy applied and whether or not the

Ms. Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission
November 24, 2006

application of the non-GAAP policy could have a material impact on the financial statements.

4.	Clarification that the differences related to the software amortization policy have been determined to be immaterial both on the rollover and iron curtain methods pursuant to SAB 108. This information has been added to our SAB 99 memo contained in Attachment A.

5.	Clarification that the unrecorded differences did not impact the Company’s Disclosure Controls and Procedures. We confirm that we considered the impact of the unrecorded differences on our Disclosure Controls and Procedures. After considering the items, we concluded they did not have a material impact on our Disclosure Controls and Procedures and they were effective.

6.	Information regarding the detail of the tax adjustments presented previously on Attachment B. We have attached as Attachment B to this response an updated worksheet showing a breakout of the tax effected misstatements by quarter and a reconciliation to the tax adjustment amounts shown previously in Attachment B.

7.	Information about analysts’ expectations on a quarterly basis. The worksheet at Attachment B includes an analysis showing the analyst consensus EPS estimates by quarter versus the actual reported amount by the Company.
*           *           *           *           *
          If you have any questions concerning this letter or if you would like any additional information, please do not hesitate to call me at (816) 201-1989.

Sincerely,
/s/ Marc G. Naughton
Marc G. Naughton, Senior Vice President
and Chief Financial Officer

Attachment A
MEMORANDUM

FOR: Marc Naughton	FROM: Scott Siemers

DATE: January 22, 2007
SUBJECT: MATERIALITY ASSESSMENT FOR IDENTIFIED ERRORS AND UNRECORDED ADJUSTMENTS FOR FISCAL YEARS 2003-2005
Background:
Under SAB 99, Cerner must quantify the impact of all identified errors and unrecorded adjustments including its previous policy to begin amortization of capitalized software beginning on the first day of the year following capitalization. Cerner has prepared this analysis for our annual periods from 2003 through 2005.
As it relates to amortization of capitalized software costs as a result of the non-GAAP policy, Cerner’s net income was over/(under) stated by the amounts shown below.

Income Stmt
2003	($850K	)
2004	$931K
2005	$1,216K
In addition, Cerner had other identified errors and unrecorded adjustments impacting the income statements in 2003, 2004 and 2005. Combining the other identified errors and unrecorded adjustments with the errors in our non-GAAP policy for the amortization of capitalized software development costs for 2003, 2004 and 2005 results in the following increase/(decrease) to net income respectively:

Income Stmt
2003	$1,526K
2004	$7,052K
2005	$(5,988K	)
Issue: In 2003, 2004 and 2005, are the identified errors and unrecorded adjustments either individually or in the aggregate material to Cerner’s consolidated financial statements taken as a whole?
Analysis:
The Company considered the quantitative and qualitative factors noted in Staff Accounting Bulletin (SAB) 99, Materiality in assessing the issues.
Quantitatively, Cerner considered the quantitative impacts of error corrections in relation to full year, which review is supported by paragraph 29 of Accounting Principles Board Opinion No. 28, Interim Financial Reporting, which states the following, “In determining materiality for the purpose of reporting the cumulative effect of an accounting change or correction of an error, amounts should be

Attachment A
related to the estimated income for the full fiscal year and also to the effect on the trend of earnings. Changes that are material with respect to an interim period but not material with respect to the estimated income for the full fiscal year or to the trend of earnings should be separately disclosed in the interim period.”
Individual Misstatement Consideration:
Amortization of Capitalized Software Costs
In 2003, 2004 and 2005 Cerner reported net income of $42,791K, $64,648K and $86,251K respectively. Therefore increasing/(decreasing) net income by the impact of the prior software amortization policy $850K, ($931K) and ($1,216K) respectively for 2003, 2004, and 2005) on a rollover basis results in an increase/(decrease) to net income of 2.0%, (1.4%) and (1.4%) for each year. Cerner has concluded that the difference related to the software capitalization is individually immaterial in each year from a quantitative aspect to users of its financial statements. Further qualitative factors considered are noted below.
Effective January 1, 2006, the Company changed its software amortization policy prospectively and began amortization of capitalized costs in conjunction with a software release rather than waiting until the beginning of the next year for releases made subsequent to January 1, 2006. We did this because of the change in our practice of making software releases multiple times each year to less frequent releases. The Company has analyzed this issue under SAB 108 and concluded that under both the rollover and iron curtain methods that the amount of uncorrected misstatements are immaterial and, therefore, will make no adjustment in conjunction with the adoption of SAB 108 for the uncorrected amounts. The Company will continue to amortize amounts capitalized prior to January 1, 2006 under the prior amortization policy. As of December 31, 2006, the pre-tax uncorrected misstatements related to our previous amortization policy would be to reduce pre-tax earnings by $1.2 million under the iron curtain method and to increase pre-tax earnings by $0.7 million under the rollover method, which are expected to be less than 1% of our projected pre-tax earnings for 2006. The cumulative amount of $1.2 million will impact future periods as follows, which also are expected to be immaterial:
2007-overstate pre-tax earnings by $0.7 million
2008-understate pre-tax earnings by ($0.6) million
2009- overstate pre-tax earnings by $0.6 million
2010- overstate pre-tax earnings by $0.5 million
We will continue to assess the impacts of these uncorrected misstatements in each future reporting period.
Vacation Pay Accrual
The vacation pay error was an accumulation of insignificant amounts over a number of years that resulted in an out-of-period correcting entry for all years of $3,346K ($2,066K after-tax) in 2004 or 3.2% of net income for that year. The impact of this out-of-period correcting entry was fully disclosed in our third quarter 2004 Form 10-Q and 2004 Annual Report filed on Form 10-K. We did not observe any significant market reaction as a result of this correction. Further qualitative factors considered are noted below.
Zynx Tax Benefit
The correcting tax entry related to Zynx recorded in 2005 has been analyzed in a separate SAB 99 memo and provided in a previous response to comments by the Staff. The impact of this misstatement and the out-of-period correcting entry was fully disclosed in our third quarter 2005 Form 10-Q and

Attachment A
2005 Annual Report filed on Form 10-K. We did not observe any significant market reaction as a result of this correction. Further qualitative factors considered are noted below.
Aggregate Consideration:
When considering the cumulative impact of all unrecorded adjustments, the resulting impact is to increase/(decrease) net income by 3.6% for 2003, 10.9% for 2004 and (6.9%) for 2005.
The unrecorded adjustments for 2003 were considered quantitatively small. However, we also considered other qualitative factors as noted below under the discussion of SAB 99 qualitative factors.
For 2004, the items having the greatest impact on the aggregate difference of $7,062K is composed of the Zynx tax impact of $4,812K (see separate materiality memo on this item) and the out-of-period vacation accrual impact of $2,066K. The correction of the vacation accrual misstatement was disclosed and recorded in 2004 and had a 3.2% impact individually on net income for 2004. Upon disclosure of the correction of this misstatement in 2004, there was no apparent market reaction to this adjustment. The correction of the Zynx tax misstatement was disclosed and recorded in 2005. The sale of Zynx and the resulting gain on the sale for which the tax benefit error resulted occurred in 2004. At the time the misstatement was discovered in 2005, we had the benefit of hindsight to see how the analysts and investors reacted to the gain itself when it was recorded. This one time gain was basically ignored by the analyst community and investors and there was no apparent market reaction to the transaction itself. Attached are several analysts reports from the third quarter of 2005 which specifically show the tax gain being excluded/ignored by analysts in their discussion of the Company’s financial performance. There also was no apparent market reaction to the disclosing of the correction in 2005. However, we also considered other qualitative factors as noted below and under the discussion of SAB 99 qualitative factors.
We believe the nature of the error is an important consideration in determining materiality because:
•	While the sale did not qualify as a discontinued operation, the error relates to a sale transaction that has no continuing impact on our company or financial statements, including our ongoing effective tax rate.

•	Transactions like this are rare for the Company so they are viewed as one time items.

•	The error related to the tax effect of the sale and had no impact on the negotiations with the buyer in terms of the purchase price or other representations.
For 2005, the item having the greatest impact on 2005 was the correction of the Zynx tax benefit misstatement discussed with respect to 2004 above. However, we also considered other qualitative factors as noted above under the 2004 discussion as well as below under the SAB qualitative factors.
Quantitatively the balance sheet impact of these changes is insignificant. At December 31, 2005, Cerner had total assets of $1,304M, current assets of $652M, and equity of $761M.
Cerner also considered the qualitative aspects of the misstatements noted in SAB 99.
SAB 99 Qualitative Factors
The misstatements arise from items capable of precise measurement as the software amortization misstatement has been calculated for each year and the other items are discrete in nature. The misstatements do not change a loss into income or vise versa. They do not concern a segment or other

Attachment A
portion of Cerner’s business that has been identified as playing a significant role in Cerner’s operations or profitability, but rather relate to the business as a whole. They also do not affect any compliance with regulatory requirements. These errors do not involve the concealment of an unlawful transaction.
The misstatements do not mask or otherwise hide any earnings trend as Cerner’s earnings have grown over the past three years. It is Cerner’s contention that additional disclosure of the misstatements in excess of what has already been discussed in our financial filings will not impact the stock price and that they will be viewed by all users of Cerner’s financial information as immaterial. The largest misstatement (Zynx tax benefit) does not impact the core business. As the software amortization is a non cash item, it also does not change Cerner’s working capital or liquidity position.
A portion of Cerner’s bonuses to executives is computed on EPS. The required threshold levels for management to earn a stated percentage of a target bonus is stated as range of earnings per share. For example, 100% of the bonus would be paid if earnings were between $1.20 and $1.25 per year. If earnings are above $1.25, then management bonuses are paid out at the bonus rate times 120%. Cerner’s performance plan document states:
“The Earnings Per Share Target shall be expressed as a specific target earnings per share for such year for the Company’s common stock on a fully diluted basis, before the after-tax effect of any extraordinary items, the cumulative effect of accounting changes, or other nonrecurring items of income or expense including restructuring charges.”
Management considers software amortization to be a component of earnings which would be included in the Earnings Per Share Target. However, if the software amortization adjustment, which was not recorded in 2003 to 2005, had been recorded in the proper periods, managements’ bonuses would not have changed during any of those periods because the adjustments would not have moved the EPS into a different EPS range.Cerner previously discussed all unrecorded adjustments with its Audit Committee during the period in which they were reported as audit differences except for the 2003 and 2004 software amortization adjustment. The Company’s software amortization policy was discussed with the Audit Committee in 2003 and 2004, however, the specific amount of the software amortization adjustment for those years was not included on the audit difference summary. However, the revised schedules for 2003 and 2004, which include the software amortization differences have been subsequently reviewed with the audit committee. The Committee has reviewed the background information and supporting documentation and discussed these items with Cerner’s external auditors. The Audit Committee was comfortable that these items were immaterial after considering both quantitative and qualitative factors.
Conclusion:
After giving consideration to the quantitative and qualitative factors noted in SAB 99, Cerner believes that the 2003, 2004 and 2005 identified errors and unrecorded adjustments, both individually and in the aggregate, are immaterial to its consolidated financial statements taken as a whole.

EQUITY RESEARCH COMPANY UPDATE
Healthcare Information Technology
October 20, 2005

Closing Price:	$86.59
12-Month Target Price:	NA
52-Week Range:	$43.18 - $89.26
Market Cap (MM):	$3,455
Shares O/S (MM):	39.9
Float (MM):	29.7
Shares Short (MM):	12.6
Avg. Vol. (000)	387.8
Book Value/Share:	$17.43
Dividend/Yield:	$0.0/0.0%
Risk Profile:	High

Maxim Group	Revenues ($M)
FYE: December	2004	2005E
1Q	$218.7	$262.5A
2Q	$228.4	$277.8A
3Q	$231.1	$294.6A
4Q	$248.2	$309.5

FY	$926.4	$1,144.5

Maxim Group	Current	Prior	Current
FYE: December	EPS	EPS	P/E
2004A	$1.73	—	N/A
2005E	$2.16	$2.15	40.1
2006E	$2.68	$2.64	32.3

LT Earnings Growth 23%

Maxim Group	Quarterly EPS
FYE: December	2004	2005E
1Q	$0.33	$0.43A
2Q	$0.38	$0.51A
3Q	$0.45	$0.55
4Q	$0.56	$0.67

FY	$1.73	$2.16

Consensus-First Call	Quarterly EPS
FYE: December	2005E	2006E
1Q	$0.27A	$0.59
2Q	$0.23A	$0.65
3Q	$0.55A	$0.69
4Q	$0.67	$0.76

FY	$2.16	$2.66

Anthony Vendetti	(212) 895-3802
avendetti@maximgrp.com
Anthony Petrone	(212) 895-3568
apetrone@maximgrp.com

Cerner Corporation	Hold
(CERN — Nasdaq — $86.59)
CERN 3Q05 results (excluding one-time tax benefit) inline with expectations; Operating margin improves, but expansion rate not sufficient to meet long-term goals; Reiterate Hold
➢	What should investors do now? We continue to recommend that investors have exposure to the secular growth trend of healthcare information technology (HIT). The migration towards a fully automated hospital and complete electronic medical records continues to accelerate on a national level in many geographic regions, most notably in the Unites States and the United Kingdom. However, we would not recommend that investors initiate new positions in shares of CERN since the risk/reward is unfavorable at current levels, in our opinion.

➢	Flawless execution in the U.K. may be priced into the stock. Since taking the Southern Cluster contract from IDXC, shares of CERN have appreciated approximately 33%. While the contract is positive for CERN, we believe that flawless execution in the Southern Cluster is priced into the stock even though the potential for complications remains high. Failure to meet any of the key milestones put forth by Richard Granger or the absorption of additional expenses could negatively impact the stock, in our opinion.

➢	Gross margin expansion a key component to operating margin goal, but remains illusive. We believe that gross margin expansion necessary for the company to achieve its lofty operating margin goal of 20% by the end of 2007. However, the company’s gross margin has declined on a year-over-year basis for three consecutive quarters. The decline in overall gross margin over the past several quarters is largely due to a lower system sales gross margin due to greater hardware sales compared to last year. If the company does not realize any meaningful gross margin expansion to offset potentially higher operating expenses associated with the U.K. over the next several quarters it is unlikely that the company will reach its 20% operating goal by the end of 2007, in our opinion.

➢	Valuation. On a comparable companies analysis approach, CERN currently trades at a premium to its peers (ECLP and IDXC) on an EV/Sales basis and is also selling at a P/E above our projected growth rate for 2005 and 2006. Furthermore, CERN trades at 40.1x our new 2005 estimate of $2.16, which is inline with the industry mean and median multiple range of 40.lx-43.4x. As such, we reiterate our Hold rating.
Maxim Group LLC 405 Lexington Avenue New York, NY 10174 — www.maximgrp.com

SEE PAGES 4 - 6 FOR IMPORTANT DISCLOSURES AND DISCLAIMERS

Cerner Corporation (CERN)
     Additional Analysis
➢	Bookings remain strong. Cerner posted its second consecutive quarter of record new bookings revenue. 3Q05 bookings increased to a $301.1 million (excluding the $149.4 million realized from the initial phase of the Fujitsu contract). Excluding the Fujitsu related bookings, bookings revenue increased 40% YOY from $215.1 million during the same period last year and was up 5.9% sequentially from $284.3 million last quarter. Third quarter bookings were significantly above its guidance of $245-$260 million. We believe that CERN’s presence abroad following the Southern Cluster contract win has contributed to its record increases in bookings revenue. The company has closed two significant contracts since obtaining the Southern Cluster contract; The General Authority for Health Services for the Emirate of Abu Dhabi and The Centre Hospitalier Universitaire (CHU) of Saint Etienne in France.

➢	What went wrong? CERN’s gross margin decreased both on a sequential and YOY basis during the quarter. The company’s 3Q05 gross margin was 80.4% compared to 83.4% during 3Q04 and 81.0% last quarter. This quarter marked the third consecutive quarter of YOY gross margin compression. The weaker than expected gross margin was once again due to higher hardware sales as a percent of total revenue, which carry a lower margin.

➢	Summary. Yesterday, after the market close, Cerner reported 3Q05 results inline with our estimates and consensus. The company reported 3Q05 revenue (including reimbursed travel) and pro-forma EPS of $294.6 million and $0.55, respectively, compared to our estimate of $285.6 million and $0.55, and consensus of $287.4 million and $0.55. CERN benefited from a one-time tax benefit of $4.8 million, or $0.12 per share, related to the prior sale of Zynx Health in 1Q04, which was incorrectly recorded as a capital gain. A tax loss was carried back against previously recorded capital gains, resulting in a tax benefit of $4.8 million this quarter.

➢	Cerner provides 4Q05 guidance and slightly expands 2005 revenue and EPS guidance range. Cerner’s 3Q05 revenue and EPS guidance is $305-$310 million and $0.67-$0.68, compared to consensus of $303.1 million and $0.67. Bookings revenue (excluding the Southern Cluster) for the fourth quarter is expected to be between $300-$315 million. The company slightly expanded its 2005 revenue and EPS guidance range to $1.140-$1.145 billion and $2.16-$2.17, from $1.120-$1.140 billion and $2.13-$2.16, previously, which is in-line with consensus of $1.13 billion and $2.16. CERN issued initial 2006 revenue guidance of $1.30-$1.34 billion, inline with consensus of $1.30 billion, and stated that it is comfortable with current 2006 consensus EPS of $2.66.

➢	Slightly Raising Estimates. Our new 2005 total revenue and EPS estimates of $1.14 billion and $2.16, up from $1.13 billion and $2.15 previously, reflects slightly better than expected 3Q05 results and a growing backlog. Our new 2006 revenue and EPS estimates of $1.33 billion and $2.68 is up from $1.29 billion and $2.64 previously. Our 2006 GAAP EPS estimate of $2.33 includes a $13.9 million charge related to the expensing of stock options under FAS-123.
Maxim Group LLC

2

Research Notes

Friday, October 21, 2005

Gene Mannheimer (858) 523-2131 gmannheimer@cariscompany.com	Trading Desk (866) 99-CARIS www.cariscompany.com
Cerner (CERN, $3.2B Cap, $86.59, 10/20/05)
Current Investment Rating — Downgrading to 3*/Average from 2*/Above Average
Cerner Meets Consensus Net of Tax Benefit on Higher Revenues; Raising FY05 Estimates; Downgrading to 3/Average on Premium Valuation
•	Q3EPS of $0.55 net of one-time tax benefit meets consensus and beats our estimate by $0.01

•	Revenue of $294 million beats our estimate of $287 million and consensus of $288 million.

•	Record bookings in the amount of $301 million were up 40% year-year.

•	Gross margin degradation resulting from disproportionately high hardware sales.

•	Management raises FY05 EPS guidance to $2.16-$2.17 from $2.13-$2.16.

•	Cerner now trades at 25x our FY07 EPS estimate of $3.42, in line with its growth rate.

•	We are downgrading our rating on CERN to 3/Average from 2/Above Average as we believe current prices reflect the Company’s near-midterm performance.
Cerner reported Q3EPS of $0.55 on revenues of $294.6 million, exceeding our estimates of $0.54 on revenues of $287 million. Reported EPS (barely) matched consensus of $0.55 while exceeding revenue consensus of $287.7 million. These results exclude a $4.8 million one-time tax benefit relating to the sales of evidence- based health content subsidiary Zynx which put actual EPS for the quarter at $0.67. We note that EPS would have been $0.55 using a 39.8% tax rate but $0.54 using a 40% tax rate. The results reflect 22% EPS growth and 27.5% revenue growth over the year-ago period.
Record business bookings of $301 million (up 40%) were well ahead of Cerner’s guidance of $245-$260 million. Incremental to this number is $149.4 million of bookings for the initial phase of the Fujitsu project in England’s South cluster, bringing total bookings to $450.5 million. The record bookings lead us to raise our revenue and EPS estimates for FY05 and our FY06 revenue estimate. Our new FY05 EPS estimates are $2.17 on revenues of $1.14 billion, up from $2.15 on $1.13 billion. We are maintaining our FY06 EPS estimates of $2.69 while raising our revenue projection to $1.3 billion, up from $1.25 billion. Some margin pressure ensuing from the recognition of revenue under the UK contract has the impact of essentially freezing our 2006 EPS estimate amid a higher revenue projection.
Results Overview
The quarter was strong across the board — revenues, bookings, backlog and EPS. Organic revenue growth was about 20%, net of $17 million of revenue relating to the VitalWorks acquisition. Revenue growth of system sales was 33%, a significant ramp due in part to a disproportionately high hardware sales quarter that was roughly double the year-ago period. Approximately half of the 21% increase in support and maintenance was related to Vitalworks. For 2006, we are modeling 14% organic revenue growth for Cerner, stemming in part from the addition of approximately $70 million of Fujitsu revenue.
For full disclosure, please see end of report 1
NASD SIPC

Cerner: CERN
Gross margin of 77.8% was just slightly shy of our 78% estimate, due to a larger hardware component, while operating margins came in just 10 basis points below our 12.7% estimate. We believe the Company is on track to meet its target of 20% operating margin sometime in 2007, exclusive of the Company’s win as sub- contractor to Fujitsu in the Southern cluster of England, where it is replacing IDX (IDXC, NR). As Cerner explained that it is adding revenue equal to the costs that are incurred until all software elements are delivered (expected in 2008), we see the UK contract as compromising margins some in both 2006 and 2007.
As mentioned, new business bookings were a record and Cerner is guiding to another solid quarter for Q4 to a range of $300-315 million, an increase of 25% year-year (again excluding the Fujitsu contract).
Free cash flow was $10 million during the quarter; up from $8.9 million last quarter (excludes a new building purchase). The Company ended the quarter with $134 million in cash and $132 million in long term debt. DSOs were 98, flat sequentially and down 6 days from one year ago.
Cerner converted an additional 233 Millennium applications in the quarter. There are now 4500 live Millennium applications across 900 facilities, and 90 acute care CPOE sites, a modest improvement over last quarter. We believe Cerner’s best opportunities are within its customer base via upgrades of legacy systems, as well as global opportunities.
Competitive Landscape
We continue to view the competitive landscape domestically as a replacement market. Each of Cerner’s main competitors — Eclipsys (ECLP, 2*/Above Average, $16.50, 10/20/05), McKesson (MCK, NR), and Siemens (NR), are attempting to preserve their own client base while migrating their customers to new generation systems. Approximately 26% of Cerner’s contract bookings were new clients, down from 33% last quarter. It is no wonder then that Cerner is looking globally to seek growth opportunities.
We agree with Management’s comment that it will take some time before GE’s “re-packaging” of IDX becomes a threat to Cerner. We do acknowledge however, that IDX under the GE (2*/Above Average, $33.88, 10/20/05, Analyst: Mary Anne Sudol, CFA) umbrella has the potential to be a greater threat than was IDX alone. The key word here is “potential”. We have yet to see GE’s other health care IT acquisitions (ambulatory EMR from Medicalogic, practice management system from Millbrook, and its surgery information system from IPath) become truly integrated to the point of making a splash in the marketplace.
Valuation
At current levels, Cerner is trading at 32 times our FY06 EPS estimate of $2.69, a premium to comps that trade at 28x. Given the Company’s leadership position in the health care IT arena, we can justify a premium.
We are also introducing FY07 estimates of $3.42 on revenues of $1.466 billion. In calculating our estimates, we note that UK and other international revenue has the effect of impeding Cerner’s ability to hit 20% operating margins by 2007, effectively pushing this goal out by one year. Nonetheless, we believe that revenue growth in the low double digits can drive roughly 25% EPS growth, owing to the company’s operational leverage. Consequently we would use a 25x multiple against our FY07 EPS estimate to derive a 12-month target price. At current prices, we view CERN as fairly valued.
Caris & Company new york • san diego • san francisco member nasd/sipc

2

October 20, 2005
HEALTHCARE
Healthcare Technology
Market Weight
Steven P. Halper
212.271.3807
 shalper@tweisel.com
Julia Thies
212.271.3735
jthies@tweisel.com

CERN Index	Weighting
S&P SmallCap:	0.613%
Russell 1000:	0.026%
Russell 3000:	0.023%
Please see analyst certification and other important disclosures starting on page 8.
Cerner Corporation—OUTPERFORM
In-Line 3Q EPS, But Bookings Exceptionally Strong

Earnings Update	CERN (10/20/05): $86.59
Key Data		FY	2004	2005	2005 Prv	2006	2006 Prv

52-Week Range:	$43-$89	EPS
Market Cap. (mn):	$3,454.7	Q1	$0.33A	$0.43A	$0.43A	NE	NE
Shares Out. (mn):	39.9	Q2	$0.38A	$0.51A	$0.51A	NE	NE
Avg. Daily Vol.:	388,427	Q3	$0.45A	$0.55A	$0.55E	NE	NE
Fiscal Year-End:	31-Dec	Q4	$0.56A	$0.68E	$0.68E	NE	NE
Dividend (Ind. Annual):	NA	Year	$1.72A	$2.17E	$2.16E	$2.67E	$2.67E
Yield:	NA	P/E	50.23x	39.97x		32.38x

Debt/Total Capital:	14%	Revenue (mn)
Price/TTM Sales:	3.2x	Q1	$218.7A	$262.5A	$262.5A	NE	NE
Net Cash/Share:	$0.56	Q2	$228.4A	$277.8A	$277.8A	NE	NE
Book Value/Share:	$17.44	Q3	$231.1A	$294.6A	$285.0E	NE	ne
Price/Book Value:	5.0x	Q4	$248.2A	$309.7E	$306.8E	NE	NE
3-5 Year EPS Growth:	30%	Year	$926.4A	$1144.6E	$1132.1E	$1346.6E	$1280.2E
Price Target:	NE	TEV/Sales	3.7x	3.0x		2.5x
Note: Price is as of the close on the date indicated. Any price target displayed in the data box above represents either a specific price target or the midpoint of a range.
Executive Summary
•	On Thursday, Cerner reported 3Q05 operating EPS of $0.55 (up 22% y/y), which was in line with our and the consensus estimates. Revenue was slightly above our estimate at 295mn (up 28% y/y). Organic revenue growth was 20%. Hardware was almost twice year-ago levels, which skewed gross margin slightly. The operating margin was 12.6%, which represents a 30bp sequential improvement but a modest year-over-year decline. We are not concerned about the year-over-year decline, given the large hardware contribution, which negatively affects the gross margin.

•	Cerner continues to exceed its bookings guidance. New business bookings of $301mn (up 40% y/y) were above guidance which stood at $235-260mn. The company also indicated that Phase I of the Fujitsu contract added another $149mn to bookings, bringing total books to about $450mn. Cerner clearly had a very strong selling quarter, which confirms our thesis that Cerner has great momentum in the U.S. and global markets. The company provided 4Q05 bookings guidance of $300-315mn, suggesting 32% year over year growth. After some slow down in the second half of 2004, Cerner has demonstrated accelerating bookings momentum.

•	Cerner’s initial 2006 EPS guidance was in line with consensus at $2.66. Our 2006 EPS estimate of $2.67 assumes 17.5% revenue growth and continued margin expansion, even with about $50-70mn of revenues from the NHS project with no margin. We believe Cerner’s initial 2006 guidance is conservative based on its recent bookings momentum.

•	Cerner shares continue to trade below our current fair value range of $95-100. Our current fair value range is based on a 10-year DCF with revenue growth of 7-13%, operating margins improving to 18% over time and a weighted average cost of capital of 10.3%. We reiterate our Outperform investment rating.
Thomas Weisel Partners does and seeks to do business with companies covered in its research reports. As a result, investors should be aware that the firm may have a conflict of interest that could affect the objectivity of this report. Customers of Thomas Weisee Partners in the United States can receive independent, third-party research on the company or companies covered in this report, at no cost to them, where such research is available. Customers can access this independent research at www.tweisel.com or can call (877) 921-3900 to request a copy of this research. Investors should consider this report as only a single factor in making their investment decision.

Cerner Records Another Solid Quarter
On Thursday, Cerner reported operating EPS of $0.55 versus $0.45 a year ago. GAAP EPS were positively affected by a favorable tax benefit regarding the sale of Zynx Health. GAAP EPS was $0.67, but we will exclude the favorable tax impact from our model. System Sales revenue increased 33% while maintenance, support and services increased 25%. Organic revenue growth was about 20%, representing continued acceleration from 2Q05 levels, which was 14%. The difference relates primarily to the acquisition of Vitalworks, which was completed earlier this year.
Margins Decline Y/Y on Mix
As expected, the gross margin declined year over year because of significant hardware mix compared to a very light hardware quarter in the year-ago period. The gross margin declined from 80.5% in 3Q04 to 77.8%. We had been estimating 78%. Margins have trended in the high 70% range since the middle of 2003.
The operating margin improved sequentially (from 12.3% to 12.6%) but declined year over year, probably because of the hardware mix. Excluding the impact of the NHS project, Cerner continues to improve its operating margins. In 3Q05, installation and client service costs (the company’s largest operating expense) almost reached a six-year low as a percentage of sales at 39.7%. The company’s Bedrock initiative should continue to increase implementation efficiency. Nine clients have tested elements of the Bedrock technology. Bedrock is essentially a layer of technology that helps to implement Cerner’s millennium applications. Expensed R&D, as a percentage of sales increased slightly on sequentially but declined y/y. Expensed R&D during the quarter was 18.3% compared to 18.5% a year ago. G&A, as a percentage of revenue continues to decline as well.
The company has not officially backed off its 20% operating margin target, but its 20% target had assumed 10% revenue growth. Clearly, revenue growth has been and may continue to be above those levels because of hardware. Accordingly, the 20% target may be difficult to achieve while it continues to record 20+% EPS growth. Given our more conservative outlook on margins, our long-term model (which drives our DCF-based current fair value range), assumes operating margins reach 16% in 2008 and 18% in 2009.
Bookings Performance Suggests Momentum
Although we can understand some doubt about Cerner’s ability to improve margins over time, there should be no doubt about Cerner’s ability to grow its bookings. With $301mn of new bookings (excluding the NHS/Fujitsu project), Cerner easily beat its guidance of $235-260mn. On a year-over-year basis, bookings grew 40%. This would be the strongest quarter since 1Q04. Including the NHS/Fujitsu project (of which just a portion was brought into backlog), bookings grew 110% year over year. Looking ahead to 4Q05, Cerner indicated bookings of $300-310mn, representing 32% year-over-year growth. Its bookings guidance does not include any further contribution from the NHS/Fujitsu project. Furthermore, it does not reflect any large deals, which is another quality indicator. Based on our assessment of the Healthcare Technology market, we believe that Cerner continues to gain share.

October 20, 2005	Thomas Weisel Partners LLC
2	Steven P. Halper 212.271.3807

Raises 2005 Guidance and Provides First Outlook for 2006
The company raised 2005 EPS guidance from $2.13-2.16 to $2.16-2.17. We are raising our full-year estimate to $2.17. The company indicated that it was comfortable with 2006 consensus estimates, which stood at $2.66. At this juncture, we are not changing our estimate, which stands at $2.67. We would not be surprised to see Cerner continue to ratchet up its guidance, especially given the strong bookings momentum.
Revenue guidance for 2006 is $1.30-1.34bn and includes $50-70mn of revenue from the NHS/Fujitsu project. That revenue will have no margin associated with it, which will serve as a drag until late 2007 or early 2008. Once all software elements are delivered, Cerner will begin to recognize the remaining value of the contract over the remaining life of the contract. We estimate an additional $300-350 million recognized over a six-year time period with significantly higher contribution margins.
Raises Operating Cash Flow Outlook
Operating cash during the quarter was about $47mn versus $45mn a year ago. DSO were 98 days, which is flat sequentially and down year over. Deferred revenue, which created some controversy in 2Q05, was up sequentially to $88mn. Cerner uses the deferred revenue line as it books third-party financing contracts, in which Cerner receives cash upfront for software and services.
Capital expenditures during the quarter were $22mn (down sequentially as expected) and capitalized software was $15.2mn, or about 26% of total R&D expenditures. Typically, capitalized software has accounted for 30% of total expenditures. Free cash flow was about $10mn.
The company quietly raised its operating cash flow outlook from $180mn to $180-190mn. Free cash flow for 2005 should be about $50mn.
With respect to the balance sheet, the company ended the quarter with $134mn in cash and equivalents and $132mn in debt. The company indicated that it will borrow about $115mn (dominated in British pounds) as a currency hedge for the expected payments from Fujitsu. The company will use $20mn of the proceeds to eliminate a note and then use money from Fujitsu to make payments on the new loan. This is a very cost-effective hedge relative to a typical currency hedge.
Strong Momentum Continues
In our view, Cerner’s 3Q results confirm our positive investment thesis. Cerner has strong bookings and revenue momentum and should continue to improve its margins, resulting in at least 20% EPS growth through the end of the decade. We have not tried to determine the impact of other country-wide electronic health record projects (i.e. France and Australia). The U.S. physician office market is large market as well if the government is successful in driving standards and adoption of technology. With a leading share of hospital-based IT systems and a developing physician strategy, Cerner may itself evolve into a standard for the U.S. Healthcare system.

October 20, 2005	Thomas Weisel Partners LLC
3	Steven P. Halper 212.271.3807

Cerner shares continue to trade below our current fair value range of $95-100. Our current fair value range is based on a 10-year DCF. Over the first nine years, we assume decelerating top-line growth (13% to 7%), which in the early years is certainly conservative based on recent trends. Our operating margin assumptions include 16% in 2008, increasing to 18% in 2009 and remaining at 18% thereafter. We assume flat to slightly lower capital expenditures (including R&D), a long-term growth rate of 6% and a weighted average cost of capital of 10.3%).
We do not believe the shares current valuation reflects the long-term growth outlook and improved levels of profitability that we forecast in our model. Accordingly, we reiterate our Outperform investment rating.
Valuation
Our current fair value estimate for CERN is in the range of $95-100. This estimate is based on our discounted cash flow model, assuming a normalized earnings growth estimate of 6% and a discount rate of 10.3%. There always are risks for any security. In addition to general market and macroeconomic risks, for Cerner, these risks include, among other things, hospital reimbursement pressure, the ability to maintain current growth rates, and competitive threats from other industry participants.
Cerner Corp.
Q3 FY05 Results

	Q3FY05
	Est	Act	Q3 FY04	Exp. Δ	Act Δ	Comments
Revenue
System fees	$104	$110	$83	25.0%	32.9%
Support, maintenance, and service	$172	$175	$140	23.0%	25.0%
Reimbursed Travel	$9	$9	$8	11.6%	14.6%
Total Revenue	$285	$295	$231	23.3%	27.5%	20% organic revenue growth

Cost of revenues	$63	$65	$45	39.3%	45.1%

Gross Profit	$222.3	$229.3	$186.1	19.5%	23.3%
Gross Profit Margin	78.0%	77.8%	80.5%

Installation and client service	$116.8	$117.0	$98.9	18.1%	18.3%
Software development	$48.7	$54.0	$42.8	13.8%	26.0%
General and administrative	$19.9	$21.1	$14.6	36.2%	44.4%

Operating income (EBIT)	$36.8	$37.2	$29.7	24.0%	25.4%
Operating Margin	12.9%	12.6%	12.8%			Sequential improvement but down year over year.
Other Income	($1.3)	($1.0)	($1.5)	(18.5%)	(31.6%)

PBT	$35.5	$36.1	$28.1	26.3%	28.5%

Tax	$14.1	$14.4	$11.2	25.7%	28.0%
Rate	39.8%	39.8%	40.0%

Net Income	$21.4	$21.8	$16.9	26.7%	28.9%

Shares Out	39.0	39.9	37.7	3.5%	6.0%

EPS	$0.55	$0.55	$0.45	22.3%	21.7%	In line with our estimate and consensus.

Source: Thomas Weisel Partners Estimates

October 20, 2005	Thomas Weisel Partners LLC
4	Steven P. Halper 212.271.3807

Attachment B

		Q103			Q203			Q303			Q403			YTD 2003
	Q103 As	Unrecorded	Q103 If	Q203 As	Unrecorded	Q203 If	Q303 As	Unrecorded	Q303 If	Q403 As	Unrecorded	Q403 If	YTD2003 As	Unrecorded	YTD 2003
In thousands, except per share data	Reported	Adjustments	Adjusted	Reported	Adjustments	Adjusted	Reported	Adjustments	Adjusted	Reported	Adjustments	Adjusted	Reported	Adjustments	If Adjusted
Revenues:
System sales	78,594	—	78,594	82,742	—	82,742	80,193	—	80,193	90,820	—	90,820	332,349	—	332,349
Support, maintenance and services	112,932	—	112,932	116,240	—	116,240	118,774	—	118,774	128,849	—	128,849	476,795	—	476,795
Reimbursed travel	6,665	—	6,665	8,713	—	8,713	7,325	—	7,325	7,740	—	7,740	30,443	—	30,443

Total revenues	198,191	—	198,191	207,695	—	207,695	206,292	—	206,292	227,409	—	227,409	839,587	—	839,587

Costs and expenses:
Cost of revenues	48,252	—	48,252	53,096	—	53,096	45,435	—	45,435	47,507	—	47,507	194,290	—	194,290
Cost of system sales
Cost of support, maintenance and services
Cost of reimbursed travel
Sales and client service	88,091	—	88,091	86,646	—	86,646	84,794	—	84,794	93,197	—	93,197	352,728	—	352,728
Software development	37,458	(780)	36,678	38,457	(355)	38,102	39,255	(648)	38,607	41,066	406	41,472	156,236	(1,377)	154,859
General and administrative	13,142	—	13,142	13,149	—	13,149	15,083	—	15,083	16,862	—	16,862	58,236	—	58,236
Write off of in-process research and development	—	—	—		—	—		—	—		—	—	—	—	—

Total costs and expenses	186,943	(780)	186,163	191,348	(355)	190,993	184,567	(648)	183,919	198,632	406	199,038	761,490	(1,377)	760,113

Operating earnings	11,248	780	12,028	16,347	355	16,702	21,725	648	22,373	28,777	(406)	28,371	78,097	1,377	79,474

Other income (expense):
Interest expense, net	(1,846)	—	(1,846)	(1,603)	—	(1,603)	(1,703)	—	(1,703)	(1,865)	—	(1,865)	(7,017)	—	(7,017)
Other income	16	—	16	127	—	127	24	—	24	(25)	—	(25)	142	—	142

Total other income (expense), net	(1,830)	—	(1,830)	(1,476)	—	(1,476)	(1,679)	—	(1,679)	(1,890)	—	(1,890)	(6,875)	—	(6,875)

Earnings before income taxes	9,418	780	10,198	14,871	355	15,226	20,046	648	20,694	26,887	(406)	26,481	71,222	1,377	72,599
Income taxes	(3,825)	(129)	(3,954)	(5,928)	33	(5,895)	(7,999)	(79)	(8,078)	(10,679)	324	(10,355)	(28,431)	149	(28,282)

Net earnings	5,593	651	6,244	8,943	388	9,331	12,047	569	12,616	16,208	(82)	16,126	42,791	1,526	44,317

GAAP — Basic earnings per share	0.08		0.09	0.13		0.13	0.17		0.18	0.23		0.23	0.61		0.63

Basic weighted average shares outstanding	71,118		71,118	70,790		70,790	70,718		70,718	70,989		70,989	70,710		70,710

GAAP — Diluted earnings per share	0.08		0.09	0.13		0.13	0.17		0.17	0.22		0.22	0.59		0.61

Diluted weighted average shares outstanding	73,420		73,420	71,462		71,462	72,730		72,730	73,871		73,871	72,712		72,712

Consensus EPS Estimate Before Reporting Results	0.19			0.12			0.16			0.21

Q104 — Consensus EPS Estimate does not include gain related to sale of Zynx Health Inc.
Q304 — Consensus EPS does not include reduction related to vacation accrual adjustment
Q105 — Consensus EPS does not include reduction related to write-off of acquired in-process R&D related to the acquisition of the medical division of VitalWorks Inc.
Q305 — Consensus EPS does not include increase related to a prior period tax benefit from the carry back of a capital loss generated by the sale of Zynx Health Inc.

Attachment B

		Q104			Q204			Q304			Q404			YTD 2004
	Q104 As	Unrecorded	Q104 If	Q204	Unrecorded	Q204 If	Q304	Unrecorded	Q304	Q404	Unrecorded	Q404	YTD2004 As	Unrecorded	YTD 2004
In thousands, except per share data	Reported	Adjustments	Adjusted	As Reported	Adjustments	Adjusted	As Reported	Adjustments	If Adjusted	As Reported	Adjustments	If Adjusted	Reported	Adjustments	If Adjusted
Revenues:
System sales	84,512	—	84,512	84,853	—	84,853	82,882	—	82,882	99,614	(551)	99,063	351,861	(551)	351,310
Support, maintenance and services	127,069	—	127,069	133,949	—	133,949	140,123	—	140,123	141,273	—	141,273	542,414	—	542,414
Reimbursed travel	7,146	—	7,146	9,588	—	9,588	8,062	—	8,062	7,285	—	7,285	32,081	—	32,081

Total revenues	218,727	—	218,727	228,390	—	228,390	231,067	—	231,067	248,172	(551)	247,621	926,356	(551)	925,805

Costs and expenses:
Cost of revenues	46,673	(223)	46,450	50,564	(224)	50,340	45,013	(224)	44,789	54,098	(224)	53,874	196,348	(895)	195,453
Cost of system sales
Cost of support, maintenance and services
Cost of reimbursed travel
Sales and client service	92,842	—	92,842	94,232	—	94,232	98,919	—	98,919	97,635	—	97,635	383,628	—	383,628
Software development	42,554	(814)	41,740	42,769	135	42,904	42,837	516	43,353	43,429	1,670	45,099	171,589	1,507	173,096
General and administrative	14,145	—	14,145	14,919	—	14,919	17,942	(3,346)	14,596	16,321	—	16,321	63,327	(3,346)	59,981
Write off of in-process research and development	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Total costs and expenses	196,214	(1,037)	195,177	202,484	(89)	202,395	204,711	(3,054)	201,657	211,483	1,446	212,929	814,892	(2,734)	812,158

Operating earnings	22,513	1,037	23,550	25,906	89	25,995	26,356	3,054	29,410	36,689	(1,997)	34,692	111,464	2,183	113,647

Other income (expense):
Interest expense, net	(2,115)	—	(2,115)	(1,792)	—	(1,792)	(1,585)	—	(1,585)	(660)	—	(660)	(6,152)	—	(6,152)
Other income	3,014	—	3,014	(174)	—	(174)	52	—	52	(284)	—	(284)	2,608	—	2,608

Total other income (expense), net	899	—	899	(1,966)	—	(1,966)	(1,533)	—	(1,533)	(944)	—	(944)	(3,544)	—	(3,544)

Earnings before income taxes	23,412	1,037	24,449	23,940	89	24,029	24,823	3,054	27,877	35,745	(1,997)	33,748	107,920	2,183	110,103
Income taxes	(9,283)	5,835	(3,448)	(9,626)	189	(9,437)	(10,044)	(945)	(10,989)	(14,319)	(210)	(14,529)	(43,272)	4,869	(38,403)

Net earnings	14,129	6,872	21,001	14,314	278	14,592	14,779	2,109	16,888	21,426	(2,207)	19,219	64,648	7,052	71,700

GAAP — Basic earnings per share	0.20		0.28	0.20		0.20	0.20		0.23	0.30		0.28	0.90		0.99

Basic weighted average shares outstanding	71,322		71,322	72,088		72,088	72,506		72,506	72,174		72,174	72,174		72,174

GAAP — Diluted earnings per share	0.19		0.27	0.19		0.19	0.20		0.23	0.29		0.27	0.86		0.95

Diluted weighted average shares outstanding	74,444		74,444	75,020		75,020	75,306		75,306	75,142		75,142	75,142		75,142

Consensus EPS Estimate Before Reporting Results	0.16			0.17			0.22			0.27

Q104 — Consensus EPS Estimate does not include gain related to sale of Zynx Health Inc.
Q304 — Consensus EPS does not include reduction related to vacation accrual adjustment
Q105 — Consensus EPS does not include reduction related to write-off of acquired in-process R&D related to the acquisition of the medical division of VitalWorks Inc.
Q305 — Consensus EPS does not include increase related to a prior period tax benefit from the carry back of a capital loss generated by the sale of Zynx Health Inc.

Attachment B

		Q105			Q205			Q305			Q405			YTD 2005
	Q105 As	Unrecorded	Q105 If	Q205 As	Unrecorded	Q205 If	Q305 As	Unrecorded	Q305 If	Q405 As	Unrecorded	Q405 If	YTD2005 As	Unrecorded	YTD 2005 If
In thousands, except per share data	Reported	Adjustments	Adjusted	Reported	Adjustments	Adjusted	Reported	Adjustments	Adjusted	Reported	Adjustments	Adjusted	Reported	Adjustments	Adjusted
Revenues:
System sales	99,942	551	100,493	105,200	—	105,200	110,173	—	110,173	134,419	(949)	133,470	449,734	(398)	449,336
Support, maintenance and services	156,001	—	156,001	164,251	—	164,251	175,208	—	175,208	182,204	—	182,204	677,664	—	677,664
Reimbursed travel	6,591	—	6,591	8,364	—	8,364	9,241	—	9,241	9,191	—	9,191	33,387	—	33,387

Total revenues	262,534	551	263,085	277,815	—	277,815	294,622	—	294,622	325,814	(949)	324,865	1,160,785	(398)	1,160,387

Costs and expenses:
Cost of revenues	55,408	895	56,303	59,601	—	59,601	65,305	—	65,305	74,371	—	74,371
Cost of system sales													171,073	895	171,968
Cost of support, maintenance and services													50,226	—	50,226
Cost of reimbursed travel													33,387	—	33,387
Sales and client service	110,840	—	110,840	114,291	—	114,291	117,010	—	117,010	124,065	—	124,065	466,206	—	466,206
Software development	49,329	495	49,824	48,702	149	48,851	53,968	663	54,631	59,456	663	60,119	211,455	1,970	213,425
General and administrative	17,922	—	17,922	21,013	—	21,013	21,142	—	21,142	21,543	41	21,584	81,620	41	81,661
Write off of in-process research and development	6,382	—	6,382	—	—	—	—	—	—	—	—	—	6,382	—	6,382

Total costs and expenses	239,881	1,390	241,271	243,607	149	243,756	257,425	663	258,088	279,435	704	280,139	1,020,349	2,906	1,023,255

Operating earnings	22,653	(839)	21,814	34,208	(149)	34,059	37,197	(663)	36,534	46,379	(1,653)	44,726	140,436	(3,304)	137,132

Other income (expense):
Interest expense, net	(1,742)	—	(1,742)	(1,366)	—	(1,366)	(1,358)	—	(1,358)	(1,392)	—	(1,392)	(5,858)	—	(5,858)
Other income	30	—	30	47	—	47	310	—	310	279	—	279	666	—	666

Total other income (expense), net	(1,712)	—	(1,712)	(1,319)	—	(1,319)	(1,048)	—	(1,048)	(1,113)	—	(1,113)	(5,192)	—	(5,192)

Earnings before income taxes	20,941	(839)	20,102	32,889	(149)	32,740	36,149	(663)	35,486	45,266	(1,653)	43,613	135,244	(3,304)	131,940
Income taxes	(8,421)	537	(7,884)	(13,086)	273	(12,813)	(9,593)	(4,342)	(13,935)	(17,893)	848	(17,045)	(48,993)	(2,684)	(51,677)

Net earnings	12,520	(302)	12,218	19,803	124	19,927	26,556	(5,005)	21,551	27,373	(805)	26,568	86,251	(5,988)	80,263

GAAP — Basic earnings per share	0.17		0.16	0.27		0.27	0.35		0.28	0.36		0.35	1.16		1.08

Basic weighted average shares outstanding	73,480		73,480	74,314		74,314	75,778		75,778	76,757		76,757	74,144		74,144

GAAP — Diluted earnings per share	0.16		0.16	0.25		0.26	0.33		0.27	0.34		0.33	1.10		1.03

Diluted weighted average shares outstanding	76,588		76,588	77,972		77,972	79,794		79,794	80,811		80,810	78,090		78,090

Consensus EPS Estimate Before Reporting Results	0.21			0.25			0.27			0.34

Q104 — Consensus EPS Estimate does not include gain related to sale of Zynx Health Inc.
Q304 — Consensus EPS does not include reduction related to vacation accrual adjustment
Q105 — Consensus EPS does not include reduction related to write-off of acquired in-process R&D related to the acquisition of the medical division of VitalWorks Inc.
Q305 — Consensus EPS does not include increase related to a prior period tax benefit from the carry back of a capital loss generated by the sale of Zynx Health Inc.

Attachment B
Detail of Unrecorded Adjustments
(+ = debit, – = credit)

		'03					'04					'05
		1Q03	2Q03	3Q03	4Q03	2003	1Q04	2Q04	3Q04	4Q04	2004	1Q05	2Q05	3Q05	4Q05	2005

(A)	To adjust for the non-GAAP policy around software capitalization	(780)	(355)	(648)	406	(1,377)	(814)	135	516	1,670	1,507	495	149	663	663	1,970

(B)	To properly remove depreciation expense recorded for a fixed asset which was disposed of in 2003	—	—	—	—	—	(142)	(142)	(142)	(142)	(568)	—	—	—	—	—

(C)	To properly reduce accrued commissions to account for commissions paid in November	—	—	—	—	—	(81)	(82)	(82)	(82)	(327)	—	—	—	—	—

(D)	To properly state accounts receivable as a result of our confirmation procedures (known error of $69k extrapolated across population)	—	—	—	—	—	—	—	—	551	551	—	—	—	—	—

(E)	To properly remove out of period vacation accrual	—	—	—	—	—	—	—	(3,346)	—	(3,346)	—	—	—	—	—

(F)	Reversal of prior year entries (b-d above)	—	—	—	—	—	—	—	—	—	—	344	—	—	—	344

(G)	To properly extrapolate error in deferred revenue testing	—	—	—	—	—	—	—	—	—	—	—	—	—	430	430

(H)	To write-off loan of product in the current year due to the Company’s estimate of recoverability	—	—	—	—	—	—	—	—	—	—	—	—	—	519	519

(I)	To properly record cash activity in the December bank reconciliation	—	—	—	—	—	—	—	—	—	—	—	—	—	41	41

(J)		—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

	Total	(780)	(355)	(648)	406	(1,377)	(1,037)	(89)	(3,054)	1,997	(2,183)	839	149	663	1,653	3,304

	Tax Effect	298	136	248	(155)	527	397	34	1,168	(764)	835	(321)	(57)	(254)	(632)	(1,264)

	After Tax Amount	(482)	(219)	(400)	251	(850)	(640)	(55)	(1,886)	1,233	(1,348)	518	92	409	1,021	2,040

(K)	To properly record tax benefit on Zynx sale	—	—	—	—	—	(4,812)	—	—	—	(4,812)	—	—	4,812	—	4,812

(L)	To properly reverse tax expense which was recorded as an estimate on the sale of Zynx and then reversed in Q4 when client realized the sale would result in a tax loss	—	—	—	—	—	(1,197)	—	—	1,197	—	—	—	—	—	—

(N)	To properly record the tax effect of book/ tax differences relating to intangibles acquired in stock acquisitions	(169)	(169)	(169)	(169)	(676)	(223)	(223)	(223)	(223)	(892)	(216)	(216)	(216)	(216)	(864)

	Total After-Tax Adjustment	(651)	(388)	(569)	82	(1,526)	(6,872)	(278)	(2,109)	2,207	(7,052)	302	(124)	5,005	805	5,988

	Net Income	5,593	8,943	12,047	16,208	42,791	14,129	14,314	14,779	21,426	64,648	12,520	19,803	26,556	27,372	86,251

	Audit Difference as a % of Net Income	11.6%	4.3%	4.7%	-0.5%	3.6%	48.6%	1.9%	14.3%	-10.3%	10.9%	-2.4%	0.6%	-18.8%	-2.9%	-6.9%

	As a % of Net Income (+=increase):

(A)	- SW Cap	8.6%	2.5%	3.3%	-1.5%	2.0%	3.6%	-0.6%	-2.2%	-4.8%	-1.4%	-2.4%	-0.5%	-1.5%	-1.5%	-1.4%
(K)&(L)	- Zynx	0.0%	0.0%	0.0%	0.0%	0.0%	42.5%	0.0%	0.0%	-5.6%	7.4%	0.0%	0.0%	-18.1%	0.0%	-5.6%
(E)	- Vacation	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	14.0%	0.0%	3.2%	0.0%	0.0%	0.0%	0.0%	0.0%
(B)+(C)+(D)+(F)+(G)+(H)+(I)+(N)	- All other	3.0%	1.9%	1.4%	1.0%	1.6%	2.6%	2.5%	2.4%	0.1%	1.7%	0.0%	1.1%	0.8%	-1.4%	0.0%

	Tax Effect by Unrecorded Adjustment
	Tax effect of Item A	298	136	248	(155)	527	311	(52)	(197)	(639)	(576)	(189)	(57)	(254)	(254)	(754)
	Tax effect of Item B	—	—	—	—	—	54	54	54	54	217	—	—	—	—	—
	Tax effect of Item C	—	—	—	—	—	31	31	31	31	125	—	—	—	—	—
	Tax effect of Item D	—	—	—	—	—	—	—	—	(211)	(211)	—	—	—	—	—
	Tax effect of Item E	—	—	—	—	—	—	—	1,280	—	1,280	—	—	—	—	—
	Tax effect of Item F	—	—	—	—	—	—	—	—	—	—	(132)	—	—	—	(132)
	Tax effect of Item G	—	—	—	—	—	—	—	—	—	—	—	—	—	(164)	(164)
	Tax effect of Item H	—	—	—	—	—	—	—	—	—	—	—	—	—	(199)	(199)
	Tax effect of Item I	—	—	—	—	—	—	—	—	—	—	—	—	—	(16)	(16)
	Tax effect of Item K	—	—	—	—	—	(4,812)	—	—	—	(4,812)	—	—	4,812	—	4,812
	Tax effect of Item L	—	—	—	—	—	(1,197)	—	—	1,197	—	—	—	—	—	—
	Tax effect of Item N	(169)	(169)	(169)	(169)	(676)	(223)	(223)	(223)	(223)	(892)	(216)	(216)	(216)	(216)	(864)

	Total Tax Effect for all items unrecorded	129	(33)	79	(324)	(149)	(5,835)	(189)	945	210	(4,869)	(537)	(273)	4,342	(848)	2,684

	Total Pre Tax Adjustment	(780)	(355)	(648)	406	(1,377)	(1,037)	(89)	(3,054)	1,997	(2,183)	839	149	663	1,653	3,304

	After Tax Adjustment Amount	(651)	(388)	(569)	82	(1,526)	(6,872)	(278)	(2,109)	2,207	(7,052)	302	(124)	5,005	805	5,988